Exhibit 99.1

Murano Global Investments PLC Announces a New Share Repurchase Program

LONDON—(April 3, 2024)— Murano Global Investments PLC (“Murano” or “Company”, Nasdaq: MRNO) announced today that its board of directors has authorized a new share repurchase program under which the Company may repurchase up to US$2 million of its ordinary shares until the end of the last business day of the third quarter in 2024, U.S. Eastern Time. The Company plans to adopt and implement this share repurchase program in accordance with applicable rules and requirements under the Securities Exchange Act of 1934, as amended, and the Company’s insider trading policies.

The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission Rule 10b-18 and Rule 10b-5 requirements. The Company’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size.

About Murano Global Investments PLC

Murano (Nasdaq: MRNO) is a real estate company that owns, develops and invests in hotel, resort and commercial properties throughout Mexico. Over the last 20+ years, Murano’s experienced management team has deployed more than $2 billion in total capitalization for the acquisition, repositioning and development of transformational real estate projects. Murano’s portfolio includes the Hotel Andaz (operated by Hyatt) and Hotel Mondrian (operated by Accor) in Mexico City as well as luxury projects in Cancun, which includes the 1,016 room Grand Island I hotel project opening in April 2024 under Hyatt’s Vivid and Dreams brands, and a project in Baja. Murano’s portfolio positions the company to capitalize on the country’s strong travel and tourism fundamentals. With an established track record and vast network of industry and brand relationships, Murano is poised for sustained growth. Management is led by Chief Executive Elias Sacal, Chief Operating Officer Marcos Sacal and Chief Financial Officer David Galan. For more information, please visit: https://www.murano.com.mx/en/

Forward-Looking Statements

This announcement contains certain forward-looking statements within the meaning of U.S. federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are management’s current predictions, projections and other statements about future events that are based on current expectations and assumptions available to the Company, and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-4 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. The Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company cannot give any assurance that it will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material.

Investors

investors@murano.com.mx

Media

Jason Chudoba & Megan Kivlehan, ICR
Jason.Chudoba@icrinc.com
Megan.Kivlehan@icrinc.com